Exhibit 99.1

Investor Contacts

Alcobra Investor Relations

IR@alcobra-pharma.com

ALCOBRA ANNOUNCES THIRD QUARTER 2017 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

Tel Aviv, Israel – November 9, 2017 – Alcobra Ltd. (NasdaqGM: ADHD) today announced financial results for the three and nine months ended September 30, 2017, and provided a corporate update.

Third Quarter and Recent Corporate Updates:

•	On September 27, 2017, Alcobra announced the signing of a definitive agreement to merge in an all-stock transaction with Arcturus Therapeutics, Inc. (Arcturus), a privately held biotechnology company developing novel RNA medicines. The transaction is expected to result in a publicly-traded company focused on developing novel RNA medicines in therapeutic areas including infectious disease, cystic fibrosis, nonalcoholic steatohepatitis (NASH) and rare liver diseases.
•	As previously announced by Alcobra, an Extraordinary General Meeting of Alcobra’s shareholders to approve items related to the merger is scheduled to take place on November 12, 2017. If approved by shareholders, the transaction is expected to close during the fourth quarter.
•	On August 22, 2017, Alcobra signed a Letter of Intent (“LOI”) with an investor group to sell its Abuse-Deterrent Amphetamine Immediate-Release (ADAIR) development program to the investor group, granting the investor group an exclusivity period to negotiate a definitive agreement. Alcobra received an upfront payment of $0.25 million in connection with the LOI, with the intent to sign a definitive sale agreement prior to the merger with Arcturus.

Third Quarter Ended September 30, 2017 Financial Results:

•	Cash, marketable securities, and deposits totaled $39.8 million at September 30, 2017 compared with $41.2 million at June 30, 2017 and $45.3 million at March 31, 2017. The Company expects to have approximately $35 million of net cash at the closing of the merger with Arcturus, after deducting fourth quarter operating expenses, transaction-related costs, and other items defined in the merger agreement.
•	Total operating expenses in the third quarter of 2017 were $2.9 million, compared with $7.9 million in the third quarter of 2016.
•	Research and development (R&D) expenses in the third quarter of 2017 were $1.1 million, compared with $6.4 million in the third quarter of 2016. The decline in R&D expenses is mainly driven by the termination of the Phase III MEASURE study in MDX for Adult ADHD.
•	General and administrative (G&A) expenses in the third quarter of 2017 were $1.6 million, compared with $1.2 million in the third quarter of 2016. G&A expenses in the third quarter of 2017 include charges of $0.9 million associated with expenses related to the strategic process, as well as $0.2 million in non-cash share-based compensation.

About Alcobra

Alcobra Ltd. is an emerging pharmaceutical company primarily focused on the development and commercialization of new medications. For more information, please visit the Company's website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

On September 27, 2017, Arcturus and Alcobra entered into an agreement and plan of merger and reorganization pursuant to which a wholly-owned subsidiary of Alcobra will merge with and into Arcturus, with Arcturus becoming a wholly-owned subsidiary of Alcobra and the surviving corporation of the merger, and the holders of Arcturus outstanding capital stock immediately prior to the merger are expected to receive ordinary shares representing approximately 63.2% of the outstanding shares of Alcobra. Upon consummation of the transaction, Alcobra’s name will be changed to Arcturus Therapeutics, Ltd., and Alcobra will change its ticker symbol to ARCT on NASDAQ.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A proxy statement and a proxy card have been filed with the SEC and mailed to Alcobra’s shareholders seeking required shareholder approvals in connection with the proposed transaction with Arcturus. Before making any voting or investment decision, investors and shareholders are urged to read the proxy statement (including any amendments or supplements thereto) and any other relevant documents that Alcobra may file with the SEC when they become available because they will contain important information about the proposed transactions.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding Arcturus, the proposed merger with Arcturus, including and not limited to, whether it will be approved by Alcobra’s shareholders, timing of its closing and percentage ownership of holders of Arcturus outstanding capital stock in the combined company, as well as Alcobra’s expected net cash, the potential success of the combined company’s agreements with research collaborators and the potential to close a transaction for the sale of ADAIR. In addition, historic results of scientific research do not guarantee that the conclusions of future research would suggest similar conclusions or that historic results referred to in this press release would be interpreted similarly in light of additional research or otherwise. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Alcobra Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

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Alcobra Ltd.

Consolidated Statements of Comprehensive Loss

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Research and development	$1,059	$6,400	$4,562	$13,944
Pre commercialization expenses	187	313	869	1,059
General and administrative	1,646	1,211	4,917	4,071

Total operating expenses	2,892	7,924	10,348	19,074

Other income	(232)	-	(232)	-
Financial income, net	(132)	(137)	(401)	(461)

Loss before taxes on income	2,528	7,787	9,715	18,613
Tax on income	27	15	51	63

Net loss attributable to holders of Ordinary shares	$2,555	$7,802	9,766	$18,676

Unrealized gain (loss) on available-for-sale marketable securities	1	(8)	4	(3)

Total comprehensive loss	$2,554	$7,810	$9,762	$18,679

Net basic and diluted loss per share	$(0.09)	$(0.28)	$(0.35)	$(0.68)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	27,562,795	27,562,795	27,562,795	27,562,610

Alcobra Ltd.

Consolidated Balance Sheet Data

(In thousands)

ASSETS

	September 30, 2017	December 31, 2016
	(Unaudited)
Current assets:
Cash and cash equivalents	$3,007	$2,304
Short-term bank deposits	25,000	33,000
Marketable securities	11,814	14,938
Prepaid expenses and other receivables	585	1,057

Total current assets	40,406	51,299

Long-term assets:
Other long-term assets	13	29
Property and equipment, net	167	240

Total long-term assets	180	269

Total assets	$40,586	$51,568

LIABILITIES AND

SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$36	$528
Accrued expenses and other liabilities	2,260	3,812
Total current liabilities	2,296	4,340

Shareholders’ equity:
Ordinary shares	74	74
Additional paid-in capital	143,604	142,780
Accumulated other comprehensive loss	(2)	(6)
Accumulated deficit	(105,386)	(95,620)

Total shareholders’ equity	38,290	47,228

Total liabilities and shareholders’ equity	$40,586	$51,568

Alcobra Ltd.

Consolidated Cash Flow Data

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(2,555)	$(7,802)	$(9,766)	$(18,676)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	41	14	78	47
Amortization of premium on marketable securities	36	45	86	86
Stock based compensation	150	645	824	1,959
Change in operating assets and liabilities:
Prepaid expenses and other receivables	348	(3)	472	445
Other long-term assets	7	38	16	(22)
Trade payables	17	14	(492)	95
Accrued expenses and other liabilities	622	374	(1,552)	848

Net cash used in operating activities	(1,334)	(6,675)	(10,334)	(15,218)

Cash flow from investing activities:
Purchase of property and equipment	2	(7)	(5)	(32)
Proceeds from (investment in) marketable securities	(229)	(1,912)	3,042	(16,327)
Proceeds from maturity of marketable securities	-	876	-	1,021
Proceeds from call redemption of marketable securities	-	-	-	245
Proceeds from (investment in) short-term bank deposit	1,000	(3,000)	8,000	18,022

Net cash provided by (used in) investing activities	773	(4,043)	11,037	2,929

Cash flow from financing activities:
Exercise of options	-	-	-	6

Net cash provided by financing activities	-	-	-	6

Increase (decrease) in cash and cash equivalents	(561)	(10,718)	703	(12,283)

Cash and cash equivalents at the beginning of the period	3,568	15,093	2,304	16,658

Cash and cash equivalents at the end of the period	$3,007	$4,375	$3,007	$4,375